                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.__ )*


                              IVC INDUSTRIES, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   45070M101
                                 (CUSIP Number)


                                 Gary J. Knauer
                        American Claims Evaluation, Inc.
                               One Jericho Plaza
                            Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)


                               December 13, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.45070M101


1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               American Claims Evaluation, Inc.
               EIN #11-2601199


2)    CHECK THE APPPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                    (a) / /
                    (b) / /


3)    SEC USE ONLY


4)    SOURCE OF FUNDS
      WC


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York


      NUMBER OF               7)     SOLE VOTING POWER
      SHARES                             111,259
      BENEFICIALLY
      OWNDED BY               8)     SHARED VOTING POWER
      EACH                               None
      REPORTING
      PERSON WITH             9)     SOLE DISPOSITIVE POWER
                                         111,259

                             10)     SHARED DISPOSITIVE POWER
                                         None


11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
               111,259


12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)


13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.3%


14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               CO

Item 1         Security and Issuer.
               -------------------

               This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of IVC Industries, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 500 Halls Mill Road, Freehold, New Jersey 07728.


Item 2         Identity and Background.
               -----------------------

               (a)-(c) This statement is being filed by American Claims Evaluation, Inc., a New York corporation ("American Claims").

                       The principal office of American Claims is One Jericho Plaza, Jericho, New York 11753.

                       The business of the reporting person is the rendering of services in the vocational rehabilitation of persons involved in worker's compensation disabilities.

               (d)-(e) During the last five years neither American Claims nor, to the best of its knowledge, any person named in Schedule I hereto, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Each person named in Schedule I hereto is a United States citizen.


Item 3         Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The source of all of the funds used was working capital of American Claims. The amount of funds used by American Claims in making the acquisitions was $539,767.25.


Item 4         Purpose of Transaction.
               ----------------------

               American Claims purchased the shares of Common Stock for investment and reserves the right to acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock.

               American Claims currently has no plans or proposals which relates to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change



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


the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Company's Common Stock to be delisted from The Nasdaq SmallCap Market System, on which the Common Stock is currently listed, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


Item 5         Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of December 13, 1999, the aggregate number of the Company's shares of Common Stock beneficially owned by American Claims is 111,259, constituting approximately 5.3% of the shares of Common Stock outstanding, based upon the 2,088,092 shares of Common Stock reported by the Company to be issued and outstanding.

               (b) American Claims has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 111,259 shares of Common Stock.

               (c) Other than as described below, there were no transactions in the Company's Common Stock effected by American Claims during the past sixty days. All of the transactions set forth below were effected in the open market:

Type of
Transaction           No. Of Shares         Trade Date       Price Per Share
-----------           -------------         ----------       ---------------

Purchase                  4,500              10/19/99             $4.750

Purchase                 12,000              10/25/99              4.750

Purchase                  3,800              10/29/99              4.905

Purchase                  2,600              11/01/99              4.905

Purchase                  2,599              11/08/99              4.905

Purchase                 20,300              11/09/99              4.905

Purchase                  5,100              11/15/99              4.908

Purchase                  5,000              11/16/99              4.908

Purchase                 10,000              11/19/99              4.843

Purchase                  8,000              11/29/99              4.844

Purchase                 18,000              12/02/99              4.843

Purchase                  5,000              12/06/99              4.844

Purchase                 14,360              12/13/99              4.844



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


               (d)     Not applicable.

               (e)     Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
               --------------------------------------------------------

               Not applicable.


Item 7         Materials to be Filed as Exhibits.
               ---------------------------------

               Not applicable.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 21, 1999                 AMERICAN CLAIMS EVALUATION, INC.



                                        By: /s/ Gary J. Knauer
                                        ---------------------------------------
                                                Gary J. Knauer
                                                Treasurer, Secretary and
                                                Chief Financial Officer





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



                                   SCHEDULE 1



American Claims Directors and Executive Officers
------------------------------------------------

      Name and Residence or Business Address           Principal Occupation or Employment
      --------------------------------------           ----------------------------------
      Gary Gelman                                      Chairman of the Board,
      c/o American Claims Evaluation, Inc.             President and
      One Jericho Plaza                                Chief Executive Officer,
      Jericho, New York 11753                          American Claims

      Gary J. Knauer                                   Chief Financial Officer,
      c/o American Claims Evaluation, Inc.             Treasurer and Secretary,
      One Jericho Plaza                                American Claims
      Jericho, New York 11753

      Edward M. Elkin, M.D.                            Physician, New York State
      c/o American Claims Evaluation, Inc.             Department of Health and
      One Jericho Plaza                                Director, American Claims
      Jericho, New York 11753

      Peter Gutmann                                    Professor of Economics and Finance,
      c/o American Claims Evaluation, Inc.             Baruch College, City University
      One Jericho Plaza                                of New York and
      Jericho, New York 11753                          Director, American Claims





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